Exhibit 99.3

                        4th Quarter 2006 • News Release • Three and twelve months ended October 31, 2006

TD Bank Financial Group Delivers a Solid Fourth Quarter to Complete an Exceptional Fiscal 2006

TD Bank Financial Group’s audited Consolidated Financial Statements (including Notes to the Consolidated Financial Statements) for the year ended October 31, 2006 and accompanying Management’s Discussion and Analysis is available at www.td.com.

FULL YEAR FINANCIAL HIGHLIGHTS
• Reported diluted earnings per share1 for fiscal 2006 were $6.34, compared with $3.20 for fiscal 2005.
• Adjusted diluted earnings per share2 for fiscal 2006 were $4.66, compared with $4.14 for fiscal 2005.
• Reported net income was $4,603 million for fiscal 2006, compared with $2,229 million for fiscal 2005.
• Adjusted net income was $3,376 million for fiscal 2006, compared with $2,861 million for fiscal 2005.

FOURTH QUARTER FINANCIAL HIGHLIGHTS compared with the fourth quarter a year ago:
• Reported diluted earnings per share1 were $1.04, up 27% from $.82.
• Adjusted diluted earnings per share2 were $1.20, up 13% from $1.06.
• Reported net income was $762 million, compared with $589 million.
• Adjusted net income was $875 million, compared with $765 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The fourth quarter reported diluted earnings per share figures above include the following items of note:
• Amortization of intangibles of $87 million after-tax (12 cents per share), compared with $86 million after-tax (12 cents per share) in the fourth quarter last year.
• The impact of hedging relationships accounting guideline (AcG-13) resulting in a loss of $8 million after-tax (1 cent per share), compared with a gain of $7 million after-tax (1 cent per share) in the same quarter last year.
• Initial set up of specific allowance for credit card and overdraft loans of $18 million after-tax (3 cents per share).

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1 Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2 Adjusted earnings and reported results referenced in this News Release are explained in detail on page 5 under the “How the Bank Reports” section. The items of note include the Bank’s amortization of intangible assets.
3 Return on invested capital is an adjusted measure and is explained in detail on page 7 under the “Economic Profit and Return on Invested Capital” section.

TORONTO, December 8, 2006 - TD Bank Financial Group (TDBFG or the Bank) today announced its financial results for the fourth quarter ended October 31, 2006. Overall, the Bank delivered a solid fourth quarter driven by continued momentum in its domestic businesses. The Bank also released its 2006 audited Consolidated Financial Statements and Management’s Discussion and Analysis today.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 2

“Our solid overall fourth quarter rounded out an exceptional financial performance for TDBFG in 2006,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “This quarter’s results were a clear example of how we have been executing on our strategies all year. In 2006, we focused on building and enhancing TD’s strong domestic businessess while making strategic investments in our U.S. growth platform through TD Banknorth and TD Ameritrade. We did just that while delivering great returns for our shareholders,” Clark added.

FOURTH QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust posted a strong quarter with earnings up 13%, compared with the fourth quarter last year. Strong volumes and customer growth in real estate secured lending, personal deposits and business deposits, contributed to Canadian Personal and Commercial Banking’s broad-based earnings strength in the quarter.

TD Canada Trust opened 24 new branches during the quarter to increase sales capacity and customer growth across its personal, small business and commercial banking segments. The fourth quarter also saw TD Canada Trust recognized for being #1 in overall quality of customer service in Canada by the Synovate survey, and #1 in customer satisfaction in Canada by J.D Power and Associates.

“2006 was a stand out year for TD Canada Trust on several fronts,” said Clark. “In addition to generating record earnings, we opened more new branches to better serve our customers. We also successfully upgraded our network of Automated Banking Machines to provide our customers with more personalized service options and enhanced security protection. Our customers clearly felt our efforts made a difference this year, naming us as the industry leader in customer service in Canada, as well as one of the country’s most trusted and respected brands,” added Clark.

Wealth Management
Wealth Management, including the Bank’s equity share in TD Ameritrade, produced a solid quarter, with a 9% increase in earnings, compared with the fourth quarter of 2005. The quarter saw TD Wealth Management generate continued growth in volumes, new assets and new clients across its discount brokerage, mutual funds, and advice channels. TD Ameritrade delivered a solid earnings performance that translated into a net income contribution of $53 million to the Bank’s Wealth Management segment in the quarter.

In 2006, Canadian Wealth Management successfully launched its Discount Brokerage active trader platform and increased its client-facing advisors by 145, surpassing its target of 130.

“For the full year, Canadian Wealth Management saw record results from all of its business lines, delivering strong double-digit earnings growth for the fourth consecutive year in a row,” said Clark. “This success resulted in some very tangible outcomes including TD Mutual Funds moving into fourth place among all our mutual fund peers in Canada, up two spots from last year. Overall, our wealth management businesses, including TD Ameritrade, continue to represent excellent growth potential for the future,” added Clark.

U.S. Personal and Commercial Banking
TDBFG's U.S. Personal and Commercial Banking segment through TD Banknorth earned $63 million in the fourth quarter. While TD Banknorth’s asset quality remained solid, earnings continued to be impacted by a challenging U.S. operating environment and intense competition for high-quality loans and deposits.

Subsequent to the quarter, TD and TD Banknorth entered into a definitive merger agreement providing for the acquisition by TD of all of the outstanding shares of common stock of TD Banknorth not currently owned by TD. Upon completion of the going-private transaction, subject to shareholder and regulatory approval, TD Banknorth will become a wholly-owned subsidiary of TD Bank Financial Group.

In 2006, TD Banknorth completed the acquisition of Hudson United Bancorp, which was primarily responsible for year-over-year earnings growth in TDBFG’s U.S Personal and Commercial Banking segment. The ongoing integration of Hudson continues to progress well.

“I’m confident the TD Banknorth team is taking all the right steps to maintain their strong market position and adjust to the current operating environment,” said Clark. “Several key initiatives focused on process improvement, pricing strategies and enhancing the branch network are underway to deliver benefits next year. We remain committed to growing and improving TD Banknorth for the future,” he added.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 3

Wholesale Banking
Wholesale Banking posted solid fourth quarter earnings with key contributions coming from its investment banking business and equity investments portfolio. Earnings in the quarter increased to $146 million, an increase of 27%, compared with adjusted earnings in fourth quarter of 2005.

On a full year basis, Wholesale Banking contributed strong earnings to the Bank, led by its domestic franchise business, foreign exchange and energy trading businesses and robust securities gains.

“Looking at 2006, our Wholesale Bank showed very strong broad-based results across all its businesses and we made significant progress towards building out a top three dealer in Canada. We successfully completed the exit of the global structured products businesses without sacrificing growth, a testament to the strength of our ongoing domestic businesses,” added Clark.

Conclusion
“A solid showing in our fourth quarter closed out another great year for TDBFG,” said Clark. “2006 was defined by our powerful Canadian retail franchise and a repositioned Wholesale Bank, coupled with a U.S. growth platform with tremendous potential. I have every confidence the underlying strength of our businesses will continue to deliver shareholder value in both the short and long term,” Clark added.

“We did exactly what we said we would do in 2006 while exceeding our goal of consistently growing earnings per share between 7 to 10 percent. I’m extremely proud of our dedicated team of employees who delivered outstanding customer service across all our businesses again this year. It’s their passion that continues to drive our success,” Clark concluded.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this press release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2007 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2007 for each of our business segments are set out in the 2006 Management’s Discussion and Analysiss under the headings “Economic Outlook” and “Business Outlook and Focus for 2007”. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank's 2006 Management's Discussion and Analysis; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its integration, growth and acquisition strategies, including those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 56 of the Bank’s 2006 Management’s Discussion and Analysis. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

As is prior quarters, this document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 4

ANALYSIS OF OPERATING PERFORMANCE
This analysis of operating performance is presented to enable readers to assess material changes in the operational results of TD Bank Financial Group (the Bank) for the quarter ended October 31, 2006, compared with the corresponding periods. This analysis should be read in conjunction with our unaudited interim Consolidated Financial Statements included in this News Release and with our 2006 audited Consolidated Financial Statements. This analysis is dated December 7, 2006. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been restated to conform with the presentation adopted in the current period. Additional information relating to the Bank is on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS
(unaudited)
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars, except as noted)	2006	2006	2005	2006	2005
Results of operations
Total revenues	$3,294	$3,288	$3,083	$13,104	$11,897
Dilution gain (loss), net	-	-	-	1,559	-
Provision for credit losses	170	109	(15)	409	55
Non-interest expenses	2,187	2,147	2,203	8,727	8,782
Net income - reported	762	796	589	4,603	2,229
Net income - adjusted[1]	875	886	765	3,376	2,861
Economic profit[2]	326	347	279	1,309	1,062
Return on common equity - reported	15.7%	16.8%	14.8%	25.5%	15.3%
Return on invested capital[2]	15.2%	15.7%	15.9%	15.6%	16.1%
Financial position
Total assets	$392,914	$385,845	$365,210	$392,914	$365,210
Total risk-weighted assets	141,879	139,141	129,982	141,879	129,982
Total shareholders’ equity	19,632	19,427	15,866	19,632	15,866
Financial ratios - reported (percent)
Efficiency ratio	66.4%	65.3%	71.5%	59.5%	73.8%
Tier 1 capital to risk-weighted assets	12.0	12.1	10.1	12.0	10.1
Tangible common equity as a % of risk-weighted assets	9.1	9.1	7.4	9.1	7.4
Provision for credit losses as a % of net average loans	.40	.26	(.04)	.25	.04
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.05	$1.10	$.83	$6.39	$3.22
Diluted earnings	1.04	1.09	.82	6.34	3.20
Dividends	.48	.44	0.42	1.78	1.58
Book value	26.77	26.36	22.29	26.77	22.29
Closing share price	65.10	57.75	55.70	65.10	55.70
Shares outstanding (millions)
Average basic	719.7	719.1	710.0	716.8	691.3
Average diluted	726.0	724.7	716.1	723.0	696.9
End of period	717.4	720.8	711.8	717.4	711.8
Market capitalization (billions of Canadian dollars)	$46.7	$41.6	$39.6	$46.7	$39.6
Dividend yield	2.8%	2.9%	2.8%	2.9%	3.0%
Dividend payout ratio	45.8%	40.0%	50.6%	27.9%	49.3%
Price to earnings multiple	10.3	9.4	17.4	10.3	17.4
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.21	$1.22	$1.08	$4.70	$4.17
Diluted earnings	1.20	1.21	1.06	4.66	4.14
Dividend payout ratio	39.9%	35.9%	39.0%	38.1%	38.4%
Price to earnings multiple	14.0	12.8	13.5	14.0	13.5
1 Adjusted earnings and reported results are explained in detail on page 5 under the “How the Bank Reports” section.
2 Economic profit and return on invested capital are adjusted measures and are explained in detail on page 7 under the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank’s financial results, as presented on pages 11 to 14 of this News Release, are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes “adjusted” earnings to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted earnings, the Bank removes “items of note”, net of tax, from reported earnings. The items of note are listed in the tables below. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note include the Bank’s amortization of intangible assets which primarily relate to the TD Banknorth Inc. (TD Banknorth) acquisition in March 2005, the acquisition of Hudson United Bancorp (Hudson) by TD Banknorth and the Canada Trust acquisition in 2000. The Bank believes that adjusted earnings provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted earnings are different from reported results determined in accordance with GAAP. Adjusted earnings and related terms used in this report are not defined terms under GAAP, and therefore, may not be comparable to similar terms used by other issuers. The tables below provide a reconciliation between the Bank’s adjusted earnings and its reported results.

Operating results - reported (unaudited)
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Net interest income	$1,714	$1,623	$1,641	$6,371	$6,008
Other income	1,580	1,665	1,442	6,733	5,889
Total revenues	3,294	3,288	3,083	13,104	11,897
Dilution gain (loss), net	-	-	-	1,559	-
(Provision for) reversal of credit losses	(170)	(109)	15	(409)	(55)
Non-interest expenses	(2,187)	(2,147)	(2,203)	(8,727)	(8,782)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	937	1,032	895	5,527	3,060
Provision for income taxes	(175)	(235)	(253)	(874)	(699)
Non-controlling interests, net of tax	(48)	(52)	(53)	(184)	(132)
Equity in net income of associated company, net of tax	48	51	-	134	_-
Net income - reported	762	796	589	4,603	2,229
Preferred dividends	(5)	(6)	-	(22)	-
Net income available to common shareholders - reported	$757	$790	$589	$4,581	$2,229

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 6

Reconciliation of non-GAAP measures[1] (unaudited)
Adjusted net income to reported results
	For the three months ended			For the twelve months ended[2]
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Net interest income[3]	$1,714	$1,623	$1,654	$6,371	$6,021
Other income[4]	1,592	1,673	1,539	6,774	6,01 5
Total revenues	3,306	3,296	3,193	13,145	12,036
Provision for credit losses[5]	(142)	(109)	(94)	(441)	(319)
Non-interest expenses[6]	(2,061)	(2,021)	(2,062)	(8,172)	(7,825)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	1,103	1,166	1,037	4,532	3,892
Provision for income taxes[7]	(236)	(283)	(219)	(1,107)	(899)
Non-controlling interests, net of tax[8]	(52)	(57)	(53)	(211)	(132)
Equity in net income of associated company, net of tax	60	60	-	162	-
Net income - adjusted	875	886	765	3,376	2,861
Preferred dividends	(5)	(6)	-	(22)	-
Net income available to common shareholders - adjusted	$870	$880	$765	$3,354	$2,861
Items of note affecting net income, net of income taxes
Amortization of intangibles	$(87)	$(61)	$(86)	$(316)	$(354)
Dilution gain on Ameritrade transaction, net of costs	-	-	-	1,665	-
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	-	(72)	-
Balance sheet restructuring charge in TD Banknorth	-	-	-	(19)	-
Wholesale Banking restructuring charge	-	-	(4)	(35)	(29)
Hedging impact due to AcG-13	(8)	(5)	7	7	17
General allowance release	-	-	-	39	23
Non-core portfolio loan loss recoveries (sectoral related)	-	-	60	-	127
Loss on structured derivative portfolios	-	-	(70)	-	(100)
Tax charge related to reorganizations	-	-	(138)	-	(163)
Other tax items	-	(24)	68	(24)	98
Preferred share redemption	-	-	(13)	-	(13)
Initial set up of specific allowance for credit card and overdraft loans	(18)	-	-	(18)	-
Litigation charge	-	-	-	-	(238)
Total items of note	(113)	(90)	(176)	1,227	(632)
Net income available to common shareholders - reported	$757	$790	$589	$4,581	$2,229

Reconciliation of reported earnings per share (EPS) to adjusted EPS[9] (unaudited)
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(Canadian dollars)	2006	2006	2005	2006	2005
Diluted - reported	$1.04	$1.09	$.82	$6.34	$3.20
Items of note affecting income (as above)	.16	.12	.24	(1.70)	.91
Items of note affecting EPS only[10]	-	-	-	.02	.03
Diluted - adjusted	$1.20	$1.21	$1.06	$4.66	$4.14
Basic - reported	$1.05	$1.10	$.83	$6.39	$3.22

1. Certain comparative amounts have been restated to conform to the presentation adopted in the current period.
2. Items of note in addition to those included in the fourth quarter of 2006 are as follows: first quarter 2005 - amortization of intangibles-$87 million; non-core portfolio loan loss recoveries (sectoral related)-$20 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a loss of $11 million; and $23 million relating to general allowance release; first quarter 2006 - amortization of intangibles-$82 million; dilution gain of $1.67 billion (U.S.$1.45 billion) on the Ameritrade transaction net of costs; dilution loss of $72 million on the acquisition of Hudson by TD Banknorth; the Bank’s share of TD Banknorth’s balance sheet restructuring charge of $19 million (U.S.$16 million); restructuring charge in connection with the previously announced decision to reposition the Bank’s global structured products businesses of $35 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $10 million; second quarter 2005 - amortization of intangibles-$90 million; restructuring charge in connection with the Bank’s global structured products businesses of $15 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $33 million; other tax items related to an internal restructuring tax charge of $25 million; non-core portfolio loss recoveriers-$24 million; second quarter 2006 - amortization of intangibles-$86 million; a reduction to the TD Ameritrade dilution gain of $5 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $10 million; general loss provision release-$39 million; third quarter 2005 - amortization of intangibles-$91 million; restructuring charge of $10 million in connection with the repositioning of the Bank’s global structured products in Wholesale Banking; the impact of hedging relationships accounting guideline (AcG-13) resulting in a loss of $12 million; a tax benefit of $30 million as a result of a higher tax rate applied to the future tax asset related to specific provisions; specific non-core portfolio loan loss recoveries (sectoral related) of $23 million; loss of $30 million in exiting a portfolio within the Bank's global structured products businesses; $238 million loss due to litigation charges; third quarter 2006 - amortization of intangibles-$61 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a loss of $5 million; a tax loss of $24 million as a result of a higher tax rate applied to the future tax asset related to specific provisions; fourth quarter 2005 - amortization of intangibles-$86 million; the impact of a $138 million tax charge related to the TD Waterhouse reorganization which precedes the transaction with Ameritrade; favourable tax items of $68 million, which includes the impact of a recent court decision; non-core portfolio loan loss recoveries (sectoral related)-$60 million; two charges in connection with the previously announced decision to reposition the Bank’s global structured products businesses: a loss of $70 million due to a reduction in the estimated value and the exit of certain structured derivative portfolios and a restructuring charge of $4 million; preferred share redemption premium resulting in a charge of $13 million; the impact of hedging relationships accounting guideline (AcG-13) resulting in a gain of $7 million.
3. Adjusted net interest income excludes the following items of note: fourth quarter 2005 - $13 million loss on preferred share redemption.
4. Adjusted other income excludes the following items of note: fourth quarter 2006 - $12 million loss on hedging impact due to AcG-13; third quarter 2006 - $8 million loss on hedging impact due to AcG-13; fourth quarter 2005 - $10 million gain on hedging impact due to AcG-13 and $107 million loss on structured derivative portfolios. For a reconciliation of full year adjusted other income, see 2006 Management’s Discussion and Analysis.
5. Adjusted provision for credit losses excludes the following items of note: fourth quarter 2006 - $28 million initial set up of specific allowance for credit card and overdraft loans; fourth quarter 2005 - $109 million non-core portfolio loan loss recoveries (sectoral related). For a reconciliation of full year adjusted provision for credit losses, see 2006 Management’s Discussion and Analysis.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 7

6.  Adjusted non-interest expenses excludes the following items of note: fourth quarter 2006 - $126 million amortization of intangibles; third quarter 2006 - $126 million amortization of intangibles, fourth quarter 2005 - $135 million amortization of intangibles and $6 million restructuring charge. For a reconciliation of full year adjusted non-interest expenses, see 2006 Management’s Discussion and Analysis.
7.  For reconciliation between reported and adjusted provision for income taxes, see the table below.
8.  Adjusted non-controlling interests excludes the following items of note: fourth quarter 2006 - $4 million amortization of intangibles. For a reconciliation of full year adjusted non-controlling interests, see 2006 Management’s Discussion and Analysis.
9.  Second quarter 2006 - one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to March 31, 2006. Second quarter 2005 - adjustment for the impact of TD Banknorth earnings, due to the one month lag between fiscal quarter ends. Only one month of TD Banknorth earnings were included in the third quarter while two months of funding costs and share issuance affected the quarter.
10. Earnings per share (EPS) is computed by dividing income by the weighted average number of shares outstanding during the period. As a result, the sum of the quarterly EPS figures may not equal year-to-date EPS.

Reconciliation of non-GAAP provision for income taxes
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
	2006	2006	2005	2006	2005
Provision for income taxes - reported	$175	$235	$253	$874	$699
Increase (decrease) resulting from items of note:
Amortization of intangibles	47	69	49	205	192
Dilution gain on Ameritrade, net of costs	-	-	-	34	-
Balance sheet restructuring charge in TD Banknorth	-	-	2	18	14
Wholesale Banking restructuring charge	-	-	-	15	-
Hedging impact due to AcG-13	4	3	(3)	(4)	(10)
Tax charges related to reorganizations	-	-	(138)	-	(163)
Other tax items	-	(24)	68	(24)	98
Loss on structured derivative portfolios	-	-	37	-	53
Litigation charge	-	-	-	-	130
Non-core loan loss recoveries (sectoral related)	-	-	(49)	-	(102)
General allowance release	-	-	-	(21)	(12)
Initial set up of specific allowance for credit card and overdraft loans	10	-	-	10	-
Tax effect - items of note	61	48	(34)	233	200
Provision for income taxes - adjusted	$236	$283	$219	1,107	$899

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is a variation on the economic profit measure that is useful in comparison to the equity cost of capital. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. The following table reconciles between the Bank’s economic profit, ROIC and adjusted net income. Adjusted net income and related terms are discussed in the “How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
	2006	2006	2005	2006	2005
Average common equity	$19,069	$18,692	$1 5,755	$17,983	$14,600
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,641	3,578	3,348	3,540	3,213
Average invested capital	$22,710	$22,270	$19,103	$21,523	$17,813
Rate charged for invested capital	9.5%	9.5%	10.1%	9.5%	10.1%
Charge for invested capital	$(544)	$(533)	$(486)	$(2,045)	$(1,799)
Net income available to common shareholders - reported	757	790	589	4,581	2,229
Items of note impacting income, net of income taxes	113	90	176	(1,227)	632
Net income available to common shareholders - adjusted	870	880	765	3,354	2,861
Economic profit	$326	$347	$279	$1,309	$1,062
Return on invested capital	15.2%	15.7%	15.9%	15.6%	16.1%

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 8

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management, including TD Ameritrade. Canadian Personal and Commercial Banking comprises the Bank’s personal and business banking in Canada, as well as the Bank’s global insurance operations (excluding the U.S.). Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted earnings where applicable, and for those segments the Bank notes that the measure is adjusted. For further details see the “How the Bank Reports” section on page 5. For information concerning the Bank’s measures of economic profit and return on invested capital, see page 7. Segmented information also appears in Appendix A on page 15.
            Net interest income, primarily within Wholesale Banking, is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected primarily in the Wholesale Banking segment’s results is eliminated in the Corporate segment.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the fourth quarter was $501 million, an increase of $58 million, or 13%, from the same quarter last year and a decrease of $23 million, or 4%, from the previous quarter. The annualized return on invested capital increased to 25% this quarter, compared with 23% a year ago but down 1% from the previous quarter. Economic profit grew by $55 million, or 20%, compared with the same quarter last year and decreased by $26 million, or 7%, compared with the previous quarter.
Revenue grew by $219 million, or 13%, compared with the same quarter last year and increased by $19 million, or 1%, from last quarter. Volume growth across most banking products accounted for the majority of the quarter-over-quarter revenue growth and a significant portion of year-over-year growth. Net interest income also increased year-over-year from margin improvements in personal deposits, benefiting from higher interest rates, and personal lending due to the acquisition of VFC. Margin on average earning assets increased by 11 basis points (bps) from 2.96% to 3.07% when compared with the same quarter last year. Growth in deposit and credit fee income also contributed significantly to year-over-year growth in part due to competitive repricing initiatives in both Personal and Business deposits and strong growth in new chequing and credit card accounts.
Compared with the same quarter last year, real estate secured lending volume (including securitizations) grew by $12 billion or 10%, personal deposit volume grew by $6 billion or 6%, and consumer loans grew by $2 billion or 8%. Business deposits grew by $3 billion or 9%, and business loans and acceptances increased by $1 billion or 8%. Gross originated insurance premiums grew by $56 million or 11%. As at the end of August 2006, personal deposit market share was 21.7%, up 0.2%, compared with last year and last quarter. Personal lending market share was 20.1%, unchanged from last year and last quarter. Small business lending (credit limits of less than $250,000) market share as at the end of June 2006, was 17.5%, up 1.0% from last year, but down 0.1% from last quarter.
Expenses increased by $100 million, or 10%, compared with the same quarter last year and $29 million, or 3%, from previous quarter. Higher employee compensation, business volume-related expenses, severance and continued investment in infrastructure and operational efficiencies were the main factors contributing to the expense increases. The full time equivalent (FTE) staffing levels increased by 266, or 1%, as compared with the same quarter last year, predominantly due to the addition of VFC. A 3% positive spread between revenue and expense growth resulted in a 1.2% improvement in the efficiency ratio from the same quarter last year to 54.8%. Efficiency ratio increased by 0.9% from the prior quarter.
Provision for credit losses for the quarter increased by $35 million, or 36%, compared with the same quarter last year and by $28 million, or 27%, from the previous quarter. Personal provision for credit losses of $114 million was $22 million higher than the same quarter last year and $15 million higher quarter-over-quarter, primarily due to higher write-offs and underlying credit card volume growth. Business banking provision for credit losses of $18 million increased $13 million over same quarter last year and quarter-over-quarter, primarily due to lower net reversals and recoveries, including lower agricultural reversals. Annualized provision for credit losses as a percentage of credit volume was 0.31%, an increase of 0.06% from the same quarter last year and from prior quarter.

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking net income for the fourth quarter was $63 million, the annualized return on invested capital was 4.2% and the economic loss was $70 million. Net income declined by $6 million from the fourth quarter of 2005 and by $5 million from the prior quarter, primarily due to lower net interest income as a result of margin compression, and a stronger Canadian dollar relative to the U.S. dollar.
Total revenues were $478 million, compared with total revenues of $417 million in last year's fourth quarter and $484 million in the prior quarter. Lower net interest income as a result of margin compression reduced revenue this quarter, partially offsetting the increase in revenue due to the impact of the acquisition of Hudson, in comparison to last year, and driving the quarter-over-quarter decline in total revenue.
Provision for credit losses was $15 million, up $8 million, compared with the same quarter last year and up $5 million from prior quarter. Although asset quality remains very strong, charge-offs increased during the current quarter as net charge-offs over the previous several quarters were exceptionally low. Net impaired loans increased by $3 million over the prior quarter. Net impaired loans as a percentage of total loans and leases was 0.36% at the end of the quarter, compared with 0.32% at the end of the fourth quarter of last year and 0.34% at the end of the prior quarter.
Expenses were $294 million, up $78 million from last year and $10 million over the prior quarter. The increase from last year relates primarily to the Hudson acquisition. The $10 million increase over the prior quarter is primarily due to higher advertising costs related to the brand launch in new markets and fall deposit campaigns, and higher equity compensation costs.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 9

The average FTE staffing level was 8,907 for the quarter, compared with 7,273 for the fourth quarter of last year and 9,129 in the prior quarter; the increase over last year was due largely to the Hudson acquisition, while the decline from the prior quarter was due to staff reductions after the Hudson systems were converted in May 2006 and efforts to improve efficiency. The efficiency ratio was 61.5%. The efficiency ratio was 51.8% for the fourth quarter of last year and 58.7% for the prior quarter.

Wholesale Banking
Wholesale Banking reported net income of $146 million in the fourth quarter, $105 million higher than the fourth quarter of last year and $33 million lower than in the previous quarter. On an adjusted basis, net income this quarter was $146 million, $31 million higher than the fourth quarter of last year and $33 million lower than the previous quarter. The annualized return on invested capital for the quarter was 24%, compared with 19% in the same quarter of last year and 29% in the previous quarter. Economic profit was $74 million in the quarter, compared with $38 million in the same quarter of last year and $109 million in the previous quarter.
Adjusted net income in the fourth quarter last year excluded the impact of a $4 million after-tax restructuring charge ($6 million before tax) and a $70 million after-tax loss due to a reduction in the estimated value and the exit of certain structured derivative portfolios ($107 million before tax). These noted adjustments relate to the repositioning of the global structured products businesses, which was announced in 2005. Repositioning of the global structured products businesses was complete as at October 31, 2006. There are no items of note affecting earnings in the current quarter.
Wholesale Banking revenue is derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $493 million, compared with $371 million in the same quarter last year and $583 million in the previous quarter. The capital markets businesses generate revenues from advisory, underwriting, trading, facilitation and execution services. Capital markets revenue increased from the same quarter last year on strong merger & acquisitions and loan syndication fees, offset somewhat by lower equity underwriting fees. Trading-related revenue was higher this quarter compared with the same quarter last year, which included a $107 million loss related to a reduction in estimated value and the exit of certain structured derivatives portfolios. The decrease in capital markets revenue from the previous quarter is attributable to lower trading-related revenues in most of the trading portfolios. The equity investment portfolio delivered stronger security gains this quarter compared with the same quarter last year, but lower than the very strong security gains reported in the previous quarter. Corporate lending revenues were up compared to the same quarter last year on increased exposures but were flat to the previous quarter.
Provision for credit losses comprises allowances for credit losses and accrual costs for credit protection. The change in the market value of the credit protection, in excess of the accrued cost, is reported in the Corporate segment. Provisions for credit losses were $13 million in the quarter, compared with $13 million in the same quarter of last year and $15 million last quarter. The $13 million provision in the quarter represented costs of credit protection.
Wholesale Banking continues to proactively manage its credit risk and currently holds $2.9 billion in notional credit default swap protection, a decrease of $0.3 billion from the same quarter last year, and up $0.1 billion from the previous quarter. The decrease from last year is due to rebalancing within the protection portfolio coupled with strengthening of the Canadian dollar relative to the U.S. dollar, as most of the protection is denominated in U.S. currency.
Expenses were $293 million, a decrease of $39 million, or 12%, compared with the same quarter last year, primarily due to lower payroll taxes, lower variable compensation and restructuring costs of $6 million incurred last year in connection with the repositioning of the global structured products businesses. Expenses were $10 million, or 3%, lower than the previous quarter, largely attributable to lower variable compensation.
Overall, Wholesale Banking had a solid quarter, driven by strong investment banking revenues and security gains, offset somewhat by weakness in trading. With the repositioning of the global structured products businesses now complete, Wholesale Banking is well positioned to deliver more consistent earnings with less risk to better support TDBFG’s strategic objectives.

Wealth Management
Wealth Management’s net income for the quarter was $148 million, an increase of $12 million, or 9%, from the same quarter last year while decreasing $4 million, or 3% quarter-over-quarter. Net income for the quarter included $53 million equity share in TD Ameritrade, compared with net income from TD Waterhouse U.S.A. of $51 million in the fourth quarter of 2005, which did not recur due to the sale of TD Waterhouse U.S.A. to Ameritrade on January 24, 2006. The annualized return on invested capital for the quarter was 16%, down 5% from the same quarter last year and down 2% from the previous quarter. Economic profit for the quarter was $44 million, a decrease of $14 million, or 24%, year-over-year and a decrease of $15 million, or 25%, compared with the prior quarter.
Total revenue for the quarter was $504 million, a decrease of $218 million, or 30%, from the same quarter last year and an increase of $12 million, or 2%, from the prior quarter. Total revenue in the fourth quarter of last year included $255 million from TD Waterhouse U.S.A., which did not recur in the current quarter due to the sale of TD Waterhouse U.S.A. to Ameritrade. The decline in revenue was partially offset by stronger results in the domestic businesses. Domestically, interest revenue grew due to higher margin balances and growth in client deposits. Other revenue growth in domestic Wealth Management was a result of higher transaction revenue and higher mutual fund fees due to asset growth.
Expenses were $357 million for the quarter, a decrease of $157 million, or 31%, compared with the same quarter last year and an increase of $13 million, or 4%, compared with the prior quarter. Expenses in the fourth quarter of last year included $175 million, which did not recur as a result of the sale of TD Waterhouse U.S.A. to Ameritrade. The decrease in expenses was partially offset by higher costs in advice-based and investment management businesses. The domestic increases resulted from higher payments by the mutual funds business as a result of growth in assets under management and higher sales force compensation due to growth in the advice-based businesses. The efficiency ratio slightly improved by 0.4% from the same quarter last year, and increased by 0.9% from the prior quarter.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 10

Assets under management of $151 billion at October 31, 2006 increased $21 billion, or 16%, from October 31, 2005 due to market growth and strong sales of mutual funds. Assets under administration totalled $160 billion at the end of the quarter, decreasing $155 billion, or 49%, from October 31, 2005, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade. This was partially offset by significant growth in domestic assets due to the addition of new assets in all businesses combined with market appreciation.
The slight decline in earnings from the prior quarter was due to a combination of slower equity markets, which impacted transactional volume, and the continued investment in the advice-based business. Assets under management and assets under administration continued to grow in the quarter.

Wealth Management
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2006	2006	2005	2006	2005
Canadian Wealth	$95	$97	$85	$410	$324
TD Ameritrade / TD Waterhouse U.S.A.	$53	$55	$51	$180	$108
Net income	$148	$152	$136	$590	$432

Corporate
Corporate segment reported a net loss of $96 million for the quarter, compared with a net loss of $100 million in the same quarter of last year and a net loss of $127 million in the prior quarter. Adjusted net income for the quarter was $17 million, compared with an adjusted net income of $2 million in the same quarter last year and a net loss of $37 million in the prior quarter. Amortization of intangible assets of $126 million ($87 million after-tax), which primarily related to the TD Banknorth acquisition in March 2005 and the Canada Trust acquisition in fiscal 2000, compared with $135 million ($86 million after-tax) reported in the same quarter last year, and $126 million ($61 million after-tax) in the prior quarter. The current quarter included the initial set up of specific allowance for credit card and overdraft loans of $28 million ($18 million after-tax), resulting from a change in the provisioning methodology applied by the Bank. Corporate segment also benefited from securitization gains and interest on income tax refunds, as well as a decrease in unallocated corporate expenses.
Results for the fourth quarter of 2005 included a $138 million tax charge related to the TD Waterhouse reorganization, which preceded the transaction with Ameritrade and a $13 million net interest income charge due to a preferred share redemption premium. These were partially offset by a $109 million ($60 million after-tax) recovery related to specific non-core portfolio loan loss recoveries from prior period sectoral provisions and favourable tax items of $68 million.
The third quarter 2006 results included a decrease of $24 million in future tax assets due to the negative impact of scheduled reductions in the income tax rate. Corprate segment also benefited from increases in securitization gains, interest on income tax refunds and other income, and lower unallocated corporate expenses, including costs in support of the Bank’s first ever U.S. advertising campaign.

BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Bank’s unaudited Consolidated Financial Statements, as presented on pages 11 to 14 of this News Release, have been prepared in accordance with GAAP. However, certain additional disclosures required by GAAP have not been presented in this document. These consolidated financial results should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2006. The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2006 audited consolidated financial statements.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 11

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	Oct. 31	Oct. 31
(millions of Canadian dollars)	2006	2005
ASSETS
Cash and due from banks	$2,019	$1,673
Interest-bearing deposits with banks	8,763	11,745
	10,782	13,418
Securities
Trading	77,482	65,775
Investment	46,976	42,321
	124,458	108,096
Securities purchased under reverse repurchase agreements	30,961	26,375
Loans
Residential mortgages	53,425	52,740
Consumer instalment and other personal	63,130	62,754
Credit card	4,856	2,998
Business and government	40,514	35,044
	161,925	153,536
Allowance for credit losses	(1,317)	(1,293)
Loans (net of allowance for credit losses)	160,608	152,243
Other
Customers’ liability under acceptances	8,676	5,989
Investment in TD Ameritrade	4,379	-
Trading derivatives	27,845	33,651
Goodwill	7,396	6,518
Other intangibles	1,946	2,124
Land, buildings and equipment	1,862	1,801
Other assets	14,001	14,995
	66,105	65,078
Total assets	$392,914	$365,210

LIABILITIES
Deposits
Personal	$146,636	$131,783
Banks	14,186	11,505
Business and government	100,085	103,693
	260,907	246,981
Other
Acceptances	8,676	5,989
Obligations related to securities sold short	27,113	24,406
Obligations related to securities sold under repurchase agreements	18,655	11,284
Trading derivatives	29,337	33,498
Other liabilities	17,461	18,545
	101,242	93,722
Subordinated notes and debentures	6,900	5,138
Liabilities for preferred shares and capital trust securities	1,794	1,795
Non-controlling interests in subsidiaries	2,439	1,708
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 2006 - 717.4 and 2005 - 711.8)	6,334	5,872
Preferred shares (millions of shares issued and outstanding: 2006 - 17.0 and 2005 - nil)	425	-
Contributed surplus	66	40
Foreign currency translation adjustments	(918)	(696)
Retained earnings	13,725	10,650
	19,632	15,866
Total liabilities and shareholders’ equity	$392,914	$365,210

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 12

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2006	2005	2006	2005
Interest income
Loans	$3,004	$2,328	$10,832	$8,322
Securities
Dividends	232	225	837	927
Interest	920	792	3,598	3,112
Deposits with banks	74	106	302	41 5
	4,230	3,451	15,569	12,776
Interest expense
Deposits	1,957	1,410	7,081	5,129
Subordinated notes and debentures	96	84	388	328
Preferred shares and capital trust securities	31	47	126	147
Other liabilities	432	269	1,603	1,164
	2,516	1,810	9,198	6,768
Net interest income	1,714	1,641	6,371	6,008
Other income
Investment and securities services	497	634	2,171	2,417
Credit fees	110	84	371	343
Net investment securities gains	87	76	305	242
Trading income (loss)	98	(88)	797	147
Service charges	246	219	937	787
Loan securitizations	97	120	346	414
Card services	113	85	383	279
Insurance, net of claims	214	210	896	826
Trust fees	31	33	130	111
Other	87	69	397	323
	1,580	1,442	6,733	5,889
Total revenues	3,294	3,083	13,104	11,897
Provision for (reversal of) credit losses	170	(15)	409	55
Non-interest expenses
Salaries and employee benefits	1,116	1,126	4,485	4,218
Occupancy, including depreciation	187	173	701	676
Equipment, including depreciation	164	171	599	609
Amortization of other intangibles	126	135	505	546
Restructuring costs	-	6	50	43
Marketing and business development	114	116	470	469
Brokerage-related fees	35	55	164	226
Professional and advisory services	141	155	510	494
Communications	54	55	201	205
Other	250	211	1,042	1,296
	2,187	2,203	8,727	8,782
Dilution gain, net	-	-	1,559	-
Income before provision for income taxes, non-controlling interests in subsidiaries, net of tax, and equity in net income of associated company	937	895	5,527	3,060
Provision for income taxes	175	253	874	699
Non-controlling interests in subsidiaries, net of tax	48	53	184	132
Equity in net income of associated company, net of tax	48	-	134	-
Net income	762	589	4,603	2,229
Preferred dividends	5	-	22	-
Net income available to common shareholders	$757	$589	$4,581	$2,229
Average number of common shares outstanding (millions)
Basic	719.7	71 0.0	716.8	691.3
Diluted	726.0	716.1	723.0	696.9
Earnings per share (in dollars)
Basic	$1.05	$.83	$6.39	$3.22
Diluted	1.04	.82	6.34	3.20
Dividends per share (in dollars)	.48	.42	1.78	1.58

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 13

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the twelve months ended
	Oct. 31	Oct. 31
(millions of Canadian dollars)	2006	2005
Common shares
Balance at beginning of year	$5,872	$3,373
Proceeds from shares issued on exercise of options	119	125
Shares issued as a result of dividend reinvestment plan	328	380
Impact of shares sold in Wholesale Banking	(20)	6
Repurchase of common shares	(35)	-
Issued on acquisition of TD Banknorth	-	1,988
Issued on acquisition of VFC	70	-
Balance at end of year	6,334	5,872
Preferred Shares
Share issues	425	-
Balance at end of year	425	-
Contributed surplus
Balance at beginning of year	40	20
Stock options	26	20
Balance at end of year	66	40
Foreign currency translation adjustments
Balance at beginning of year	(696)	(265)
Net foreign exchange losses from investments in subsidiaries and other items	(720)	(718)
Impact of reduction in investment in TD Waterhouse U.S.A.	66	-
Net foreign exchange gains from hedging activities	641	428
Provision for income taxes	(209)	(141)
Balance at end of year	(918)	(696)
Retained earnings
Balance at beginning of year	10,650	9,540
Net income	4,603	2,229
Common dividends	(1,278)	(1,098)
Preferred dividends	(22)	-
Premium paid on repurchase of common shares	(229)	-
Other	1	(21)
Balance at end of year	13,725	10,650
Total shareholders’ equity	$19,632	$15,866

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 14

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2006	2005	2006	2005
Cash flows from (used in) operating activities
Net income	$762	$589	$4,603	$2,229
Adjustments to determine net cash flows from (used in) operating activities
Provision for (reversal of) credit losses	170	(15)	409	55
Restructuring costs	-	6	50	43
Depreciation	98	95	343	322
Amortization of other intangibles	126	135	505	546
Stock option	10	4	26	20
Dilution gain, net	-	-	(1,559)	-
Net investment securities gains	(87)	(76)	(305)	(242)
Net gain on securitizations	(46)	(47)	(119)	(166)
Equity in net income of associated company	(48)	-	(134)	-
Non-controlling interests	48	53	184	132
Future income taxes	(76)	(154)	(17)	(261)
Changes in operating assets and liabilities
Current income taxes payable	(14)	241	88	2
Interest receivable and payable	54	199	(146)	588
Trading securities	(3,749)	6,822	(11,707)	1,118
Unrealized gains and amounts receivable on derivatives contracts	4,463	534	5,806	46
Unrealized losses and amounts payable on derivatives contracts	(4,043)	(1,379)	(4,161)	(375)
Other	2,831	(512)	(252)	1,205
Net cash from (used in) operating activities	499	6,495	(6,386)	5,262
Cash flows from (used in) financing activities
Change in deposits	5,120	(4,457)	9,246	11,169
Securities sold under repurchase agreements	(776)	(1)	6,665	1,438
Securities sold short	2,960	1,282	2,707	5,305
Issue of subordinated notes and debentures	-	270	2,341	270
Repayment of subordinated notes and debentures	(28)	(665)	(978)	(1,419)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	7	(9)	8	(3)
Liability for preferred shares and capital trust securities	-	(403)	(1)	(765)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	6	(28)	(45)	(24)
Common shares issued on exercise of options	26	31	119	125
Common shares (acquired) sold in Wholesale Banking	(36)	(7)	(20)	6
Repurchase of common shares	(35)	-	(35)	-
Dividends paid in cash on common shares	(321)	(194)	(950)	(718)
Premium paid on common shares	(229)	-	(229)	-
Issuance of preferred shares	-	-	425	-
Dividends paid on preferred shares	(5)	-	(22)	-
Net cash from financing activities	6,689	(4,181)	19,231	15,384
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	1,473	(1,438)	2,982	(4,111)
Activity in investment securities
Purchases	(40,446)	(43,286)	(132,903)	(211,782)
Proceeds from maturities	34,103	38,798	112,962	193,415
Proceeds from sales	2,996	2,952	18,599	14,010
Activity in lending activities
Origination and acquisitions	(39,358)	(17,895)	(132,864)	(78,655)
Proceeds from maturities	31,737	15,351	113,477	62,956
Proceeds from sales	116	1,853	2,691	4,541
Proceeds from loan securitizations	5,473	1,743	9,939	7,365
Land, buildings and equipment	(95)	(123)	(494)	(814)
Securities purchased under reverse repurchase agreements	(3,107)	(751)	(4,578)	(4,487)
TD Banknorth share repurchase program	-	-	(290)	(603)
Acquisitions and dispositions less cash and cash equivalents acquired	(13)	-	(1,980)	(2,184)
Net cash used in investing activities	(7,121)	(2,796)	(12,459)	(20,349)
Effect of exchange rate changes on cash and cash equivalents	(6)	(17)	(40)	(28)
Net increase (decrease) in cash and cash equivalents	61	(499)	346	269
Cash and cash equivalents at beginning of period	1,958	2,172	1,673	1,404
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,019	$1,673	$2,019	$1,673
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,272	$1,560	$9,085	$6,433
Amount of income taxes paid during the period	290	195	968	968

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 15

APPENDIX A

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Wealth Management. Results for these segments for the three and twelve months ended October 31 are presented in the following tables:

Results by Business Segment
	Canadian Personal		U.S. Personal and
	and Commercial		Commercial				Wealth
(millions of Canadian dollars)	Banking		Banking		Wholesale Banking[1]		Management		Corporate[1]		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the three months ended	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income	$1,295	$1,129	$337	$298	$138	$234	$69	$175	$(125)	$(195)	$1,714	$1,641
Other income	653	600	141	119	355	137	435	547	(4)	39	1,580	1,442
Total revenue	1,948	1,729	478	417	493	371	504	722	(129)	(156)	3,294	3,083
Provision for (reversal of) credit losses	132	97	15	7	13	13	-	-	10	(132)	170	(15)
Non-interest expenses	1,068	968	294	216	293	332	357	514	175	173	2,187	2,203
Income (loss) before provision for (benefit of) income taxes	748	664	169	194	187	26	147	208	(314)	(197)	937	895
Provision for (benefit of) income taxes	247	221	55	72	41	(15)	52	72	(220)	(97)	175	253
Non-controlling interests	-	-	51	53	-	-	-	-	(3)	-	48	53
Equity in net income of associated company, net of tax	-	-	-	-	-	-	53	-	(5)	-	48	-
Net income (loss)	$501	$443	$63	$69	$146	$41	$148	$136	$(96)	$(100)	$762	$589
Total assets (billions of Canadian dollars)
- balance sheet	$138.7	$131.0	$43.5	$35.7	$163.9	$156.7	$13.6	$25.6	$33.2	$16.2	$392.9	$365.2
- securitized	43.2	34.5	-	-	-	-	-	-	(15.2)	(10.6)	28	23.9

	Canadian Personal		U.S. Personal and
	and Commercial		Commercial				Wealth
(millions of Canadian dollars)	Banking		Banking		Wholesale Banking[1]		Management		Corporate[1]		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the twelve months ended	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net interest income	$4,879	$4,342	$1,290	$705	$479	$977	$377	$643	$(654)	$(659)	$6,371	$6,008
Other income	2,573	2,361	490	299	1,792	1,011	1,883	2,103	1,554	115	8,292	5,889
Total revenue	7,452	6,703	1,780	1,004	2,271	1,988	2,260	2,746	900	(544)	14,663	11,897
Provision for (reversal of) credit losses	413	373	40	4	68	52	-	-	(112)	(374)	409	55
Non-interest expenses	4,086	3,773	1,087	549	1,312	1,325	1,575	2,083	667	1,052	8,727	8,782
Income (loss) before provision for (benefit of) income taxes	2,953	2,557	653	451	891	611	685	663	345	(1,222)	5,527	3,060
Provision for (benefit of) income taxes	987	855	222	161	262	189	242	231	(839)	(737)	874	699
Non-controlling interests	-	-	195	132	-	-	-	-	(11)	-	184	132
Equity in net income of associated company, net of tax	-	-	-	-	-	-	147	-	(13)	-	134	-
Net income (loss)	$1,966	$1,702	$236	$158	$629	$422	$590	$432	$1,182	$(485)	$4,603	$2,229

1 The taxable equivalent basis adjustment is reflected primarily in the Wholesale Banking segment’s results and eliminated in the Corporate segment.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 16

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to: missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, or 1-800-387-0825 or 416-643-5500 or (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email: tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Contact Corporate & Public Affairs at (416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

On-line Investor Presentation: Full financial statements and a presentation to investors and analysts (available on December 8) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from December 8, 2006 to January 8, 2007. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21209291 (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on December 8, 2006 at 3:30 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of at least one month.

Annual Meeting
Thursday, March 29, 2007
Fairmont The Queen Elizabeth Hotel
Montreal, Quebec

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2006 NEWS RELEASE	Page 17

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$392.9 billion in assets, as of October 31, 2006. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information: Colleen Johnston, Executive Vice President and Chief Financial Officer, (416) 308-8279; Tim Thompson, Vice President, Investor Relations, (416) 982-6346; Simon Townsend, Senior Manager, External Communications, (416) 944-7161